Mail Stop 4561

May 28, 2010

Mitchell K. Dauerman
Chief Financial Officer
The Ultimate Software Group, Inc.
2000 Ultimate Way
Weston, Florida 33326

> **Re: The Ultimate Software Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 5, 2010**
> **File No. 000-24347**

Dear Mr. Dauerman:

  We have reviewed your response letter dated May 11, 2010. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. References to prior comments in this letter relate to comments in our letter dated March 30, 2010.

Form 10-K for Fiscal Year Ended December 31, 2009

Part I

Item 1. Business

Intersourcing Offering, page 6

1. In response to prior comment 1, you indicate that you will include revised risk factor disclosure with respect to the data centers and will include a discussion of the disaster recovery plans associated with Quality Technology Services and Verizon. However, please tell us what consideration you have given to including disclosure of the material terms of these agreements in your business description section. Refer to Instruction 1 to Item 101 of Regulation S-K.

Part III

Item 10. Directors, Executive Officers and Corporate Governance (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 1, 2010)

Corporate Governance, Board Meetings and Committees of the Board

Board Leadership, page 7

2.      We note that Scott Scherr serves as the combined chairman and chief executive officer of your company.  Please tell us whether you have assigned a lead independent director who serves on your board of directors.  Refer to Item 407(h) of Regulation S-K.

Item 11. (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 1, 2010)

General

3.      Please advise why you have not provided the disclosure responsive to Item 407(e)(4) of Regulation S-K under the caption, "Compensation Committee Interlocks and Insider Participation."

Compensation Discussion and Analysis

The Compensation Committee's Processes, page 16

4.      We note that your compensation committee considers the compensation practices of the peer group you have identified on page 16, when setting the compensation levels for your named executive officers.  We also note that the objective of the compensation committee is generally to set total compensation in the broad middle range of comparable companies.  Yet, your discussion of the various elements of compensation, such as base salaries and incentive compensation, does not specifically explain how you arrived at the actual amounts paid for each named executive officer or how those amounts compare to the peer data used.  In your future filings, please expand your disclosure accordingly.  Where actual payments were above or below that of the comparable companies, your disclosure should discuss the reasons for any material variations.  As an example, we note that you took into consideration the salaries of other chief executive officers in setting Mr. Scherr's salary and that his salary was increased from $630,000 to $700,000.

5.      We note that the compensation committee has, in the past, obtained advice and/or recommendations of Watson Wyatt and Company, an outside compensation

consulting firm.  We also note from your disclosure on page 19 that your long-term incentive award grants were consistent with the recommendations of Watson Wyatt.  Please clarify whether such consultant was engaged directly by the compensation committee and/or by management for the fiscal year 2009.  Please describe the nature and scope of Watson Wyatt's assignment and the material elements of the instructions or directions Watson Wyatt was given with respect to the performance of duties under the engagement.  Refer to Item 407(e)(3)(iii) of Regulation S-K.

6.      You state that individual performance has a strong impact on the compensation of all employees; however, you have not included a discussion of how individual performance affected compensation for each of the named executive officers.  In your future filings, please expand your disclosure.  Describe the elements of individual performance that were taken into consideration in establishing, for example, base salary and incentive compensation, and any other elements of compensation for which individual performance was a factor.  As an example, we note that discretionary cash bonuses and stock-based compensation are based on individual achievement of performance goals, yet these goals are not described.  Revise accordingly.  Refer to Item 402(b)(2)(vii) of Regulation S-K.

Incentive Performance Awards, page 18

7.      It appears that incentive performance awards payable in cash are tied to the achievement of certain performance goals, which are determined by the compensation committee when awards are granted.  However, it is unclear from your disclosure whether you are referring to corporate and/or individual performance goals.  Please clarify and provide a description of the elements of corporate and individual performance that were taken into account with respect to each named executive officer in awarding cash incentives.  Consider discussing how performance goals changed from the prior year to provide context to your compensation practices.  In addition, disclose whether the corporate and individual targets were met in each instance and state whether discretion was exercised to reduce or increase the size of any award or payout to your named executive officers.

8.      We note that the compensation committee has sole discretion in awarding stock awards and that management does not have the ability to select or influence stock award grant dates.  Tell us whether management has the ability to influence the granting of incentive performance awards.

<u>Item 13. Certain Relationships and Related Transactions, and Director Independence
(Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed
April 1, 2010)</u>

<u>Certain Relationships and Related Transactions, page 29</u>

9.      We note that have identified two relationships with related parties in response to
        Item 404 of Regulation S-K.  Please describe any transactions with these related
        parties during the last fiscal year, including the approximate dollar value of the
        amount involved in each transaction.  Refer to Item 404(a) of Regulation S-K.

                                    * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response.  Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review.  Please furnish a cover letter that keys your response to our comments and
provides any requested information.  Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        You may contact Stephani Bouvet at (202) 551-3545 if you have any questions
regarding the above comments.  If you need further assistance, you may contact me at
(202) 551-3735.


                                            Sincerely,


                                            Barbara C. Jacobs
                                            Assistant Director